SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 18, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



              Form 20-F     X                Form 40-F
                        ---------                       --------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


              Yes                            No             X
                        ---------                       --------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                       Tangguh Sold LNG To Korea Buyers

(Hong Kong, August 15, 2003) - CNOOC Limited ("The Company". NYSE: CEO; SEHK:
883) announces today that it has learnt from BP Indonesia ("BP"), the operator of Tangguh LNG Project, that the Tangguh liquefied natural gas (LNG) project in Indonesia has been selected as the preferred supplier of LNG to two South Korean companies - SK Power Company Limited, and POSCO.

POSCO, the world's second largest steel maker, and SK Power - 100 per cent owned by SK Corporation (SK Corp), South Korea's largest oil refiner - announced that the Tangguh LNG Project is the winner of the supply contract of up to 1.35 million tones per annum of LNG for a 20-year term starting in 2005.

CNOOC owns 12.50% of equity interest in Tangguh project. BP is the operator of the project.

"Incremental LNG sales at Tangguh are positive development for the project. CNOOC remains optimistic about economic benefits of project to the shareholders of CNOOC and its partners including Indonesian people," commented Mr. Wei Liucheng, Chairman and Chief Executive Officer of the Company.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

Mr. Xiao Zongwei                      Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                         Ketchum Newscan Public Relations
Tel: +86 10 8452 1646                 Tel: 852-3141-8016/852-3141-8063/3141-8091
Fax: +86 10 8452 1441                 Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn           E-mail: anne.lui@knprhk.com
        -------------------                   -------------------
                                              carol.chan@knprhk.com
                                              ---------------------
                                              maggie.chan@knprhk.com
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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                            CNOOC Limited


                                            By:  /s/ Cao Yunshi
                                                 -----------------------------
                                                   Name:  Cao Yunshi
                                                   Title: Company Secretary


Dated: August 18, 2003